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                                                                         (a)(4)
CONRAIL LOGO

                                                                November 6, 1996

Dear Shareholders:

     I am pleased to inform you that Conrail Inc. and CSX Corporation have agreed to significantly increase the value to be received by the Conrail shareholders in the CSX tender offer. In the transaction, 40% of the shares of Conrail common stock and ESOP preferred stock would be acquired for cash at a new price of $110 per share (instead of the original price of $92.50 per share), and the remaining 60% would be acquired for CSX stock at the originally agreed upon exchange ratio of 1.85619 CSX shares for each Conrail share.

     On October 14, 1996, the Conrail Board of Directors unanimously approved a merger of equals with CSX to create one of the world's leading transportation and logistics companies. That transaction provided value to our shareholders at the high-end of what has been paid in other railroad mergers, and it clearly was and is in the best interests of Conrail and its constituencies. Before approving that merger, we carefully considered the relative merits of a merger with Norfolk Southern Corporation rather than with CSX, and we unanimously determined that a merger with CSX was in Conrail's best interest and was the superior strategic combination for Conrail.

     THE CONRAIL BOARD OF DIRECTORS CONTINUES TO BELIEVE THAT A MERGER OF EQUALS WITH CSX IS IN THE BEST INTERESTS OF CONRAIL AND, THEREFORE, UNANIMOUSLY RECOMMENDS THAT THE CONRAIL SHAREHOLDERS REJECT AND NOT TENDER THEIR SHARES PURSUANT TO THE UNSOLICITED NORFOLK TENDER OFFER. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE CSX TENDER OFFER AND MERGER AND RECOMMENDS THAT CONRAIL SHAREHOLDERS WHO DESIRE TO RECEIVE CASH FOR THEIR SHARES ACCEPT THE CSX TENDER OFFER AND TENDER THEIR SHARES IN SUCH OFFER.

     The enclosed Schedule 14D-9 contains Conrail's response to the Norfolk tender offer. You will also be receiving a Supplement to the CSX Offer to Purchase and an Amendment to Conrail's Schedule 14D-9 describing the terms of the CSX tender offer. I urge you to consider all such information carefully.

                                          Sincerely,

                                          David M. LeVan

                                          David M. LeVan
                                          Chairman, President and
                                          Chief Executive Officer